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                                                                   Page 27 of 32

                                  Exhibit 11

                          MAHASKA INVESTMENT COMPANY
                               AND SUBSIDIARIES
                STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

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


Earnings per Share Information:                        2000          1999         1998
-----------------------------------------------    -----------    ---------    ---------

Weighted average number of shares
  outstanding during the year .................      4,052,163    3,864,108    3,660,070

Weighted average number of shares
  outstanding during the year
  including all dilutive potential shares......      4,056,921    3,968,826    3,842,151

Net earnings ..................................    $ 4,000,633    2,222,483    4,622,749

Earnings per share - basic ....................    $      0.99         0.58         1.26

Earnings per share - diluted ..................    $      0.99         0.56         1.20

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